Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR ANNOUNCES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Fortissimo investment and the agreement with lender banks are subject only to shareholders’ approval and customary closing conditions

Dan Purjes filed complaint against NUR – seeking reinstatement of his voting rights

        LOD, Israel, October 14, 2005 —NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, announced today that it will hold an annual and special general meeting of shareholders on October 27, 2005 at 10:00 a.m. Israel time, at the Company’s offices located at 12 Abba Hillel Street, Northern Industrial Park, Lod, Israel.

        At the shareholders meeting, NUR’s shareholders will be asked approve, among other matters, the previously announced $12 million investment by a group of investors led by Fortissimo Capital and the debt restructuring agreement among NUR and its three lender banks. These agreements are now subject only to the shareholders’ approval and customary closing conditions as detailed in the proxy statement.

        Shareholders of record as of the close of business on September 23, 2005 are entitled to vote at the shareholders meeting. NUR mailed the notice and proxy statement to the shareholders on or about October 3, 2005. The notice and proxy statement will also be available on NUR’s website at www.nur.com as of Sunday, October 16, 2005.

        NUR also announced that Dan Purjes, NUR’s former Chairman and beneficial owner of approximately 36% of NUR’s outstanding ordinary shares, filed a complaint against NUR in the Supreme Court, New York County for the reinstatement of his voting rights, the control of which had been granted to NUR pursuant to a voting agreement dated January 23, 2005.

    Mr. Purjes is seeking a declaratory judgment regarding the invalidity of the voting agreement and a permanent injunction to prevent NUR from taking any action that requires shareholder approval unless Mr. Purjes is permitted to vote his shares. NUR disputes Mr. Purjes’s complaint, believes that is without merit and intends to contest the complaint vigorously. NUR intends to take appropriate steps to ensure that the shareholder meeting will take place as scheduled.

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to conduct the shareholders meeting prior to October 30, 2005, our inability to successfully defend ourselves against the complaint filed against us by Dan Purjes, our inability to secure the approval of our shareholders of the Fortissimo investment and/or the agreement with our lender banks, our inability to conclude the Fortissimo investment and the transactions contemplated by our agreement with our lender banks or our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	NUR Macroprinters
Doron Faibish +972 (8) 9145526
doronf@nur.com